UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Commission File Number 001-10257

BARCLAYS BANK PLC, NASDAQ

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

ONE CHURCHILL PLACE, LONDON, ENGLAND  E14 5HP

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Barclays Inverse US Treasury Composite ETN

iPath® US Treasury Steepener ETN

iPath® US Treasury Flattener ETN

iPath® US Treasury 2-year Bull ETN

iPath® US Treasury 2-year Bear ETN

iPath® US Treasury 5-year Bull ETN

iPath® US Treasury 5-year Bear ETN

iPath® US Treasury 10-year Bull ETN

iPath® US Treasury 10-year Bear ETN

iPath® US Treasury Long Bond Bear ETN

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐            17 CFR 240.12d2-2(a)(1)

☐            17 CFR 240.12d2-2(a)(2)

☐            17 CFR 240.12d2-2(a)(3)

☐            17 CFR 240.12d2-2(a)(4)

☐            Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒          Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Barclays Bank PLC certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 9, 2019	By	/s/ Ian Merrill	Managing Director
Date		Name	Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained

SEC 1654 (03-06)                                              in this form are not required to respond unless the form displays

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